

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 12, 2010

<u>**Via U.S. Mail and Fax**</u>
Menghua Liu
Chief Executive Officer and Chairman of the Board
China Grand Resorts, Inc.
RM 905, Reignwood Center
No.8 Yong'an Dongli Jianguomen Outer Street,
Chaoyang District Beijing, 100022,
People's Republic of China

      Re: China Grand Resorts, Inc.
              Item 4.01 Form 8-K/A
              Filed November 10, 2010
              File No. 033-33263

Dear Mr. Menghua Liu:

      We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director